Exhibit 99.15

EMERALD HEALTH THERAPEUTICS, INC. Annual General Meeting to be held on June 20, 2019 Notice of Annual General Meeting and Information Circular May 22, 2019

EMERALD HEALTH THERAPEUTICS, INC.

Suite 210 – 800 West Pender Street
Vancouver, British Columbia

V6C 1J8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Emerald Health Therapeutics, Inc. (the “Company”) will be held at 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Thursday, June 20, 2019 at 11:00 a.m. (Vancouver, British Columbia time).

At the Meeting, the shareholders will receive the financial statements of the Company for the year ended December 31, 2018, together with the auditor’s report thereon, and will consider resolutions to:

1.	elect directors for the ensuing year;

2.	appoint Deloitte LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

3.	approve the Company’s omnibus incentive plan, approved by the Company’s board of directors on January 7, 2019; and

4.	transact such other business as may properly be put before the Meeting.

All shareholders of record at the close of business on Monday, May 13, 2019 are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors of the Company requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, on or before 11:00 a.m. (Vancouver, British Columbia time) on Tuesday, June, 18, 2019 (or prior to 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 22nd day of May, 2019.

ON BEHALF OF THE BOARD

“Dr. Avtar Dhillon”

Dr. Avtar Dhillon

President & Executive Chairman

EMERALD HEALTH THERAPEUTICS, INC.

Suite 210 – 800 West Pender Street

Vancouver, British Columbia

V6C 1J8

INFORMATION CIRCULAR
(as at May 13, 2019 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by management (“Management”) of Emerald Health Therapeutics, Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, June 20, 2019 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone. Only shareholders of record at the close of business on May 13, 2019 will be entitled to vote at the Meeting.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 11:00 a.m. (local time in Vancouver, British Columbia) on Tuesday, June 18, 2019, or prior to 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or adjournment of it; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares of the Company (the “Common Shares”) in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF. As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting instructions can be found on the VIF. Computershare will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as the NOBO’s proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 11:00 a.m. (Vancouver, British Columbia time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as at May 13, 2019 as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2018, together with the auditor’s report on those statements and the related management discussion and analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of May 13, 2019, the Company’s authorized share capital consists of an unlimited number of Common Shares of which 146,246,972 Common Shares are issued and outstanding and an unlimited number of preferred shares, issuable in series, none of which are issued or outstanding. All Common Shares carry the right to one vote.

Shareholders registered as at May 13, 2019, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of Management, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company on an undiluted basis as at May 13, 2019 is:

Shareholder Name	Number of Common Shares	Percent of Class
Emerald Health Sciences Inc.	40,434,242	27.65%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. The number of directors of the Company was set at five at the Company’s last annual general meeting. Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at four.

Pursuant to Article 11.6 of the Company’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30, nor more than 65 days prior to the date of the meeting. As no nominations were received by May 21, 2019 being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth below will be the only nominees eligible to stand for election at the Meeting.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, if any, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present
Dr. Avtar Dhillon (2)(8) Long Beach, California President, Executive Chairman and Director	Chairman, Inovio Pharmaceuticals, Inc., whose principal business is development of DNA vaccines.	April 23, 2015	250,000
Jim Heppell (1),(2),(4),(5) North Vancouver, BC Director	Past President & Director, BC Advantage Funds, whose principal business is investing in, and building, life science and technology companies in British Columbia.	April 23, 2015	100,000
Punit Dhillon (2),(3),(4),(6) San Diego, California Director	Former CEO, OncoSec Medical, Inc., whose principal business is development of biopharmaceuticals.	April 23, 2015	Nil
Bob Sukhwinder Rai (1),(3),(4),(7) Surrey, BC Director	Owner of several Medicine Shoppe pharmacies in Greater Vancouver, British Columbia. CEO of Avricore Health Inc. (TSXV: AVCR)	August 8, 2017	Nil

Notes:

(1)	Member of the Audit Committee.

(2)	Also a director of Emerald Health Sciences Inc., which is a control person of the Company, holding approximately 28% of the issued and outstanding Common Shares on an undiluted basis as of the date of this Circular.

(3)	Member of the Governance and Nomination Committee of the Board (the “Governance and Nominating Committee”).

(4)	Member of the Compensation Committee of the Board (the “Compensation Committee”).

(5)	Chairman of the Compensation Committee.

(6)	Chairman of the Audit Committee.

(7)	Chairman of the Governance and Nominating Committee.

(8)	Avtar Dhillon was appointed President of the Company on November 28, 2018.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, have entered into a settlement agreement with a securities regulatory authority or have been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder deciding about whether to vote for the proposed director.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Named Executive Officers

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officer” or “NEO” means: (a) each CEO, (b) each CFO, (c) the most highly compensated executive officer, or the most highly compensated individual acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth the compensation (excluding compensation securities) paid or awarded to the Company’s Named Executive Officers and directors for the financial years ended December 31, 2018 and December 31, 2017.

Compensation Excluding Compensation Securities
Name and principal position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees(9) ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Dr. Avtar Dhillon(3) Director, President and Executive Chairman	2018 2017	77,509 45,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	77,509 45,000
Rob Hill(2) CFO & Corporate Secretary	2018 2017	225,000 25,000	10,000 Nil	Nil Nil	3,322 Nil	Nil Nil	238,322 25,000
Jim Heppell(3),(4) Director	2018 2017	30,000 30,000	Nil Nil	3,000 3,000	Nil Nil	Nil Nil	33,000 33,000
Punit Dhillon(3),(5) Director	2018 2017	30,000 30,000	Nil Nil	7,000 7,000	Nil Nil	Nil Nil	37,000 37,000
Bob Sukhwinder Rai(3) Director	2018 2017	30,000 30,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 30,000
Chris Wagner(1),(3) Former Director and CEO	2018 2017	303,239 62,500	30,000 Nil	Nil Nil	1,225 450	Nil Nil	334,464 62,950

Notes:

(1)	Mr. Chris Wagner resigned as CEO of the Company on November 27, 2018 and as a director of the Company on December 23, 2018.

(2)	Mr. Rob Hill was appointed as CFO and Corporate Secretary of the Company on November 15, 2017.

(3)	Each of the directors, who are not also executive officers of the Company, was paid a fee of $30,000 per annum for serving as a director of the Company. Dr. Avtar Dhillon was paid a fee of $45,000 per annum for service as Executive Chairman of the Board. Mr. Chris Wagner did not receive a fee in addition to his compensation as CEO for his role as a director.

(4)	Mr. Jim Heppell was paid a fee of $3,000 per annum for serving as Chairman of the Compensation Committee.

(5)	Mr. Punit Dhillon was paid a fee of $7,000 per annum for serving as Chairman of the Audit Committee.

Stock Options and Other Compensation Securities

The following table sets forth all compensation securities granted or issued to each of the Company’s directors and Named Executive Officers by the Company or one of its subsidiaries in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and principal position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(9),(10)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date (options) / Settlement date (restricted share units)
Dr. Avtar Dhillon(1) Director, President and Executive Chairman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rob Hill(3) CFO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jim Heppell(5) Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Punit Dhillon(6) Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bob Sukhwinder Rai(7) Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Wagner(2) Former Director and CEO	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	As of the last day of the most recently completed financial year end, Dr. Dhillon held 2,250,000 options, each exercisable for one Common Share and 250,000 restricted share units (“RSUs”) each to be settled on vest date for one Common Share.

(2)	As of the last day of the most recently completed financial year end, Mr. Wagner held 125,000 options, each exercisable for one Common Share.

(3)	As of the last day of the most recently completed financial year end, Mr. Hill held 500,000 options, each exercisable for one Common Share.

(4)	As of the last day of the most recently completed financial year end, Mr. Heppell held 475,000 options, each exercisable for one Common Share and 100,000 RSUs each to be settled on vest date for one Common Share.

(5)	As of the last day of the most recently completed financial year end, Mr. Dhillon held 375,000 options, each exercisable for one Common Share and 200,000 RSUs each to be settled on vest date for one Common Share.

(6)	As of the last day of the most recently completed financial year end, Mr. Rai held 325,000 options, each exercisable for one Common Share.

(7)	All options issued and outstanding as of December 31, 2016 are governed by the Previous Plan (as defined below). All options and RSUs issued and outstanding subsequent to May 8, 2017 are governed by the Amended Plan (as defined below).

(8)	The stock options and RSUs held by each of the Named Executive Officers and directors listed above, if exercised (options) and settled (RSUs), would represent between 0.2% and 2.1% of the issued and outstanding Common Shares.

Exercise of Compensation Securities

Exercises of compensation securities by a director or named executive officer during the most recently completed financial year were as follows:

Name and principal position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Exercise Price per security ($)	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing on date of exercise ($)	Total value on exercise date ($)
Chris Wagner Former Director and CEO	Stock options	250,000 options exercised for 250,000 underlying Common Shares	$1.29	December 5, 2018	$2.44	$1.15	$287,500

Omnibus Incentive Plan

The shareholders of the Company approved the Company’s omnibus incentive plan (the “Plan”) to replace the Company’s previous stock option plan (the “Previous Plan”) at the annual general and special meeting of shareholders held June 15, 2017. The shareholders of the Company approved amendments to the Plan at the annual general meeting of shareholders held on May 31, 2018. The policies of the TSX Venture Exchange (“TSXV”) require that the Plan be approved by shareholders of the Company annually.

Pursuant to the Plan, the Board is permitted to make amendments necessary to comply with applicable law or the requirements of the TSXV, provided that such amendments do not adversely alter or impair the rights of any Participant (as such term is defined in the Plan) without the consent of such Participant, that such amendments are in compliance with applicable law and that such amendments are subsequently approved by the shareholders of the Company. The TSXV requested the Company make certain amendments to the Plan (the “Amendments”), as described below under the heading “Amended Plan”. In accordance with the request of the TSXV, the Board incorporated the Amendments and subsequently approved the amended and restated omnibus incentive plan (the “Amended Plan”) on January 7, 2019. The shareholders of the Company are being asked at the Meeting to approve the Amended Plan, as required by the policies of the TSXV.

Amended Plan

Pursuant to the request of the TSXV, the Board amended the Plan by incorporating the following Amendments:

(a)	delete the option of a cashless exercise right with regard to the exercise of options granted under the Amended Plan;

(b)	include language that the Company will ensure and confirm that any employees, consultants and management company employees granted options under the Plan are bona fide employees, consultants, or management company employees, as the case may be; and

(c)	clarification that the acceleration of the vesting provisions of options granted to those providing investor relations services is not permitted without prior TSXV approval.

The following is a description of the key terms of the Amended Plan, which is qualified in its entirety by reference to the full text of the Amended Plan, a copy of which is attached as Schedule “B” to this Circular.

Purpose

The purpose of the Amended Plan is to assist the Company in attracting and retaining individuals to serve as employees, directors, consultants or advisors who are expected to contribute to the Company’s success and to achieve long-term objectives that will benefit shareholders of the Company.

Types of Awards

The Amended Plan provides for the grant of stock options (“Options”), stock appreciation rights (“Appreciation Rights”), restricted share units (“Restricted Share Units”), performance awards (“Performance Awards”) and other share-based awards (“Other Share-Based Awards”) (each an “Award” and, collectively, the “Awards”). All Awards are granted by an agreement, certificate or other instrument or document evidencing the Award granted under the Amended Plan (an “Award Agreement”).

Shares Available for Awards

Subject to adjustments as provided for under the Amended Plan, the maximum number of Common Shares issuable upon the exercise or redemption and settlement of all Awards under the Amended Plan will not exceed 10% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under the Previous Plan. As of the record date of this Meeting, there were 3,786,891 and 10,681,418 Common Shares reserved for issuance pursuant to options granted under the Previous Plan and under the Amended Plan, respectively, which together represent approximately 9.9% of the outstanding Common Shares. A total of 156,388 Common Shares are available for issue under the Amended Plan, representing approximately 0.1% of the outstanding Common Shares.

Limitation on Grants

The Amended Plan provides the follow limitations on grants:

1.	The maximum number of Common Shares issuable upon the exercise or redemption and settlement of all Awards granted under the Amended Plan shall not exceed ten percent of the outstanding Common Shares at the time of granting of the Award.

2.	The Company cannot grant more than 1,000,000 Restricted Share Units.

3.	The Company cannot grant Performance Awards exercisable into more than 500,000 Performance Shares (as defined in the Amended Plan).

4.	The Company cannot grant Other Share-Based Awards exercisable into more than 500,000 Common Shares.

5.	The Company cannot grant Appreciation Rights which may be settled into more than 500,000 Common Shares.

6.	The Company cannot grant Options:

(a)	to any one person in any 12 month period which could, when exercised, result in the issuance of Common Shares to such person exceeding 5% of the issued and outstanding Common Shares of the Company unless the Company has obtained the requisite approval to the grant;

(b)	to any one consultant in any 12 month period which could, when exercised, result in the issuance of Common Shares to such person exceeding 2% of the issued and outstanding Common Shares of the Company;

(c)	in any 12 month period, to persons employed or engaged by the Company to perform investor relations activities which could, when exercised, result in the issuance of Common Shares to such persons exceeding, in aggregate, 2% of the issued and outstanding Common Shares of the Company;

(d)	grant Restricted Share Units, Performance Awards and/or Other Share-Based Awards to any one person at any one time which could, when exercised, result in the issuance of Common Shares to such person exceeding 1% of the issued and outstanding Common Shares of the Company; and

(e)	grant Restricted Share Units, Performance Awards and/or Other Share-Based Awards to any one person in any 12 month period which could, when exercised, result in the issuance of Common Shares to such person exceeding 2% of the issued and outstanding Common Shares of the Company.

Employment, Consulting and Management Agreements

Other than as disclosed herein, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs responsibilities.

Dr. Avtar Dhillon – President, Executive Chairman and Director

Pursuant to a consulting agreement effective November 27, 2018 (the “Dhillon Agreement”), Dr. Avtar Dhillon was retained as an independent contractor to fulfill services generally performed by a President and Executive Chairman at an annual base fee of $400,000, a discretionary performance bonus and provision of group benefits. The Dhillon Agreement provides that if Dr. Dhillon is terminated for cause, he will not be entitled to severance of any kind. The Dhillon Agreement further provides that if the Company terminates Dr. Dhillon without cause, the Company will pay an amount equal to two month's fees for each 12 months following the effective date of the Dhillon Agreement that Dr. Dhillon has been an independent contractor of the Company to a maximum of 24 months. Any payments owed to Dr. Dhillon because of the termination of the Dhillon Agreement must be paid within 30 days of Dr. Dhillon's termination.

Rob Hill - Chief Financial Officer and Corporate Secretary

Pursuant to an employment agreement dated and effective November 15, 2017 (the “Hill Agreement”), Mr. Rob Hill was retained as the Company’s Chief Financial Officer at an annual base salary of $200,000, a discretionary performance bonus, four weeks’ annual vacation and provision of group benefits. Mr. Hill's annual base salary was increased to $240,000 on July 1, 2018 and further increased to $300,000 on November 27, 2018. The Hill Agreement provides that if Mr. Hill is terminated for cause, he will not be entitled to any severance of any kind. The Hill Agreement further provides that if the Company terminates Mr. Hill without cause, the Company will pay Mr. Hill six months of severance, or approximately $150,000, for each 12 months that Mr. Hill is employed by the Company, to a maximum of 12 months ($300,000). Any payments owed to Mr. Hill because of the termination of the Hill Agreement must be paid within 30 days of Mr. Hill’s termination.

Oversight and Description of Director and Named Executive Officer Compensation

The Compensation Committee, on behalf of the Board, monitors compensation for the directors and executive officers of the Company. Effective as of June 15, 2017, the Compensation Committee is comprised of three members: Jim Heppell, Bob Sukhwinder Rai, and Punit Dhillon. Mr. Jim Heppell is the Chairman of the Compensation Committee. Each of Mr. Jim Heppell, Mr. Punit Dhillon and Mr. Bob Sukhwinder Rai are independent within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”).

Director Compensation

Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Pursuant to resolutions of the Board made effective January 1, 2017, for the financial year ended December 31, 2018, each of the independent directors of the Company was paid a fee of $30,000 per annum for serving as a director of the Company except for Dr. Avtar Dhillon, who was paid a fee of $45,000 per annum for serving as the Executive Chairman of the Board, until the effective date of the Dhillon Agreement, at which point Dr. Dhilllon's compensation as a director ended. Mr. Jim Heppell was paid an additional fee of $3,000 per annum for serving as Chairman of the Compensation Committee. Mr. Punit Dhillon was paid an additional fee of $7,000 per annum for serving as Chairman of the Audit Committee.

In addition to fees paid, directors are compensated by the Company for their services in their capacity as directors by the granting from time to time of incentive stock options in accordance with the policies of the TSXV as discussed further below and the reimbursement of any out-of-pocket expenses incurred in the course of their duties as directors. Compensation payable to directors, including the grant of incentive stock options, is reviewed annually.

NEO Compensation

The Board recognizes that compensation of the Company’s Named Executive Officers must be sufficient to attract, motivate and retain executives who will work to achieve the Company’s vision and objectives. The Company has established a Compensation Committee which has been given the authority to assess the performance of the Company’s officers and employees and determine their compensation, commensurate with current market standards and the level of the individual’s experience and responsibilities.

The Compensation Committee endeavours to ensure that the Company’s compensation strategy effectively compensates, motivates and rewards senior management of the Company on the basis of individual and corporate performance, thereby enabling the Company to compete for and retain executives critical to the long-term success of the Company.

To date, the elements of the Company’s Named Executive Officer compensation have been based on salary, performance bonus, and reimbursement of out-of-pocket expenses, group insurance benefits, and stock options, which is discussed further below. The Company is a development stage company and does not expect to be generating significant revenues from operations for a significant period of time. As a result, the Company is unable to use certain performance standards such as corporate profitability to evaluate its NEOs.

The Compensation Committee reviews salaries of the Company’s Named Executive Officers annually. While the Compensation Committee considers current competitive market conditions while determining base salaries, there is no evaluation against any “peer group” standard. The Compensation Committee relies on the experience of its members in setting base salaries. No compensation consultant was retained by the Company in the year ended December 31, 2018.

Stock Option Grants

Stock options are granted to provide an incentive to the directors and NEOs of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of the NEOs and directors; and to attract and retain directors and NEOs with experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its NEOs and directors based upon the recommendation of the Compensation Committee (for all awards other than the awards granted to the CEO, which are recommended by the Compensation Committee) as approved by the Board. Previous grants of incentive stock options are considered when considering new grants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	10,724,211 (1)	$2.31	3,420,101(2)
Equity compensation plans not approved by the securityholders	Nil	N/A	Nil
Total	10,724,211	-	3,420,101

Notes:

(1)	Stock options and restricted share units outstanding as at December 31, 2018, which have been granted pursuant to the Company’s prior stock option plan and pursuant to the Plan.

(2)	The Company has an omnibus incentive plan. The aggregate number of Common Shares reserved for issuance is a maximum of 10% of the issued and outstanding capital of the Company at the date of any incentive security grant. As at December 31, 2018, 3,420,101 incentive securities remained available for issuance.

INDEBTEDNESS OF DIRECTORS AND executive OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees of Management for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS or companies IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election to the Board, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the approval of the Amended Plan.

INTEREST OF INformed persons in MATERIAL TRANSACTIONS

Other than as set forth herein, none of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees of Management for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

During the year ended December 31, 2018, the Company entered into a consulting agreement with Dr. Avtar Dhillon, a director, President and Executive Chairman of the Company. Details of the consulting agreement are provided under the heading “Employment, Consulting and Management Agreements”.

On January 1, 2018, the Company entered into a third amended and restated Independent Contractor Agreement (the “Third Amended and Restated ICA”) with Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, and of which Dr. Avtar Dhillon, Jim Heppell and Punit Dhillon (each of whom is a director of the Company) are each a director, as more particularly described below. Pursuant to the terms of the Third Amended and Restated ICA, Sciences will provide to the Company certain services relating to, among other things, corporate administration and corporate finance strategy, facility management and construction, business development, human resources and scientific advisory and technical advice for a fixed monthly fee of $350,000.

On April 17, 2018, the Company entered into a binding agreement with Emerald Health Bioceuticals, Inc. ("EHB"), Emerald Health Naturals Inc. ("EHN"), GAB Innovations, Inc. and Dr. Gaetano Morello, a director of Sciences, a control person of the Company, with respect to the formation of the business and operations of EHN. EHN holds the exclusive Canadian distribution rights for EHB's endocannabinoid-supporting nutritional products, which consist of nutritional supplements that use non-cannabis, non-psychoactive plant-based bioactive compounds aimed at supporting the body's endocannabinoid system. EHB is a partially-owned subsidiary of Sciences and EHB is therefore a related party of the Company.

On September 26, 2018, the Company announced that it has agreed to purchase from Emerald Health Hemp Inc. ("EHH") CBD-containing hemp biomass for extraction into CBD oil pursuant to a supply agreement between the Company and EHH. The supply agreement (the "Hemp Supply Agreement") is for four years (five harvests) with an option to extend for an additional two years. Five hundred acres of hemp was harvested in October 2018 by EHH from farms located in Manitoba and Prince Edward Island and one thousand acres is expected to be harvested by EHH in each subsequent year of the Hemp Supply Agreement. CBD yield from the 2018 harvest has yet to be determined, pending analysis and extraction. EHH is a wholly-owned subsidiary of Sciences, a control person of the Company, and EHH is therefore a related party of the Company.

In October 2018, the Company entered into a research agreement (the "Research Agreement") with Emerald Health Biotechnology España S.L.U. (formerly, VivaCell Biotechnologies Spain S.L.U.) ("EH Spain"), a company focused on cannabis research, pursuant to which EH Spain agreed to provide contract research organization services to the Company to elucidate the mechanism of action of proprietary formulations and dosage forms that the Company is developing. EH Spain is an indirect wholly-owned subsidiary of Sciences, a control person of the Company, and EH Spain is therefore a related party of the Company.

As of December 31, 2018, Sciences held an aggregate of 43,234,242 Common Shares, representing approximately 30.57% of the issued and outstanding Common Shares (on an undiluted basis) as at December 31, 2018 and 4,411,764 Common Share purchase warrants. As of May 13, 2019, Sciences holds approximately 27.65% of the issued and outstanding Common Shares (on an undiluted basis) and 4,411,764 Common Share purchase warrants.

Sciences has an address of Office 8262, The Landing, 200 - 375 Water Street, Vancouver, BC V6B 0M9.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no Management functions of the Company are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

Effective as of April 30, 2019, the Audit Committee consists of Punit Dhillon, Bob Sukhwinder Rai and Jim Heppell. Dr. Avtar Dhillon was a member of the Audit Committee until April 30, 2019. Each of Mr. Punit Dhillon, Mr. Bob Sukhwinder Rai and Mr. Jim Heppell are considered to be independent within the meaning of NI 52-110. Dr. Dhillon was not considered independent when he sat on the Audit Committee. Mr. Punit Dhillon is the Chairman of the Audit Committee. In keeping the requirements of the Company’s Audit Committee Charter (attached as Schedule “A” hereto) and TSXV Policy 3.1, the Audit Committee is to consist of a majority of directors who are not officers, control persons or employees of the Company or an affiliate of the Company.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Punit Dhillon, Director

Punit Dhillon is the co-founder and former CEO of OncoSec Medical, Inc. a biopharmaceutical company developing its advanced-stage immunotherapy to treat solid tumors. Mr. Dhillon was formerly Vice President of Finance and Operations at Inovio Pharmaceuticals, Inc. During his management, Mr. Dhillon has raised over $160 million through multiple financings and several licensing transactions, including early stage deals with Merck and Wyeth. More recently, Punit led the development of a pipeline of novel immunotherapy candidates for a wide range of solid tumor applications at OncoSec with an industry leading technology. Punit’s management experience spans corporate finance, mergers and acquisitions, integration, successful in-licensing of key intellectual property, strategy implementation, corporate transactions and collaborations with leading Universities and working with several key opinion leaders across the globe.

Jim Heppell, Director

Mr. Heppell was the founder, CEO and director of BC Advantage Life Sciences I Fund, which won the Canadian Venture Capital Deal of the Year Award in 2006 for having the highest realized return (23.4x its investment in Aspreva Pharmaceuticals) of any venture capital fund in Canada.

Mr. Heppell has a Bachelor of Science degree in Microbiology and a law degree from the University of British Columbia. After being called to the Bar, he worked for six years with Fasken Martineau DuMoulin, during which time he was seconded to the BC Securities Commission for six months. Mr. Heppell then became President and Chief Executive Officer of Catalyst Corporate Finance Lawyers, a boutique corporate finance law firm that focused on assisting life science and technology companies. He left Catalyst to co-found BC Advantage Funds Ltd. He is a past member of the Securities Policy Advisory Committee to the BCSC and is a Past-Chairman of the Securities Section of the Canadian Bar Association (B.C. Branch). Mr. Heppell is currently a director of a number of public and private life science companies.

Bob Sukhwinder Rai, Director

Mr. Rai is a graduate of the University of British Columbia with a Degree in Biochemistry and Pharmaceutical Science. He is an entrepreneur with over 20 years of experience in operating “The Medicine Shoppe” Pharmacy’s in Greater Vancouver, Canada. In 1998, he and his partners pioneered the online pharmacy business to the USA. The sales and distribution of prescription medicines online surpassed expectations and, as other operators followed suit, became a $2 billion industry across Canada. Mr. Rai introduced HIV Point of Care testing into community pharmacy and introduced lab testing to pharmacies including a chronic kidney disease screening using the HealthTab technology. Both were firsts in Canada. Mr. Rai served as a member of the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science. Mr. Rai sits on the Board of St Paul’s Hospital Foundation and was the Chair of “A Night of Miracles” in 2017 and 2018, an initiative that raises funds for BC Children’s Hospital. He is currently CEO and a member of the Board of Avricore Health Inc. He is a recipient of the Queen’s Diamond Jubilee Medal of Honor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110;

(b)	the exemption in subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer) of NI 52 110;

(c)	the exemption in subsection 6.1.1(5) (Events Outside Control of Member) of NI 52-110;

(d)	the exemption in subsection 6.1.1(6) (Death, Incapacity or Resignation) of NI 52-110; or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, Deloitte LLP, for the financial years ended December 31, 2018 and 2017, are as set out below (including estimates).

	2018 ($)	2017 ($)
Audit fees(1)	303,500	215,500
Audit related fees(2)	Nil	Nil
Tax fees(3)	29,225	49,000
All other fees(4)	Nil	Nil
Total	332,725	$264,500

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees. The current auditor of the Company is Deloitte LLP. See “Appointment of Auditor”, above, for further details.

(2)	“Audit related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating four individuals for election to the Company’s Board at the Meeting, all of whom are current directors of the Company.

The definition of “independent” directors under NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship, which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement. Of current members of the Board, Jim Heppell, Punit Dhillon and Bob Sukhwinder Rai are considered to be independent within the meaning of NI 52-110. Dr. Avtar Dhillon, who is the President and Executive Chairman of the Company and the Chairman of Sciences, which holds a controlling interest in the Company, is not considered to be independent within the meaning of NI 52-110.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO and President. The Board will give direction and guidance through the President to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, Compensation Committee and Governance and Nomination Committee and the chairperson of each committee. The Board establishes and periodically reviews and updates the mandates, charters, duties and responsibilities of each committee of the Board, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of both the CEO and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each fiscal quarter. The Board will also meet at any other time at the call of the CEO, or subject to the Articles of the Company, of any director.

Directorships

The following directors of the Company are also directors of other listed issuers as stated below:

•	Dr. Avtar Dhillon is a director of OncoSec Medical, Inc. (NASDAQ: ONCS) and Emerald Bioscience, Inc. (OTCQB: EMBI);

•	Jim Heppell is a director of Sophiris Bio Inc. (NASDAQ: SPHS) and Emerald Bioscience, Inc. (OTCQB: EMBI);

•	Punit Dhillon is a director of OncoSec Medical, Inc. (NASDAQ: ONCS), Emerald Bioscience, Inc. (OTCQB: EMBI) and Arch Therapeutics, Inc. (OTCQB, ARTH); and

•	Bob Sukhwinder Rai is a director of Avricore Health Inc. (TSXV: AVCR).

Orientation and Continuing Education

The Company does not have a formal orientation and education program for new directors. New directors will be given the opportunity to familiarize themselves with the Company’s operations and the current directors and members of Management. Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of its overall stewardship responsibility. As of May 12, 2016, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) to be followed by the Company’s directors, officers and employees and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

In accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

In addition to the above, the Board has also adopted a policy on trading in securities of the Company to promote a culture of ethical conduct.

Nomination of Directors

Effective as of June 15, 2017, the Governance and Nomination Committee consists of two directors: Bob Sukhwinder Rai and Punit Dhillon. Mr. Bob Sukhwinder Rai is the Chairman of the Governance and Nomination Committee. Mr. Bob Sukhwinder Rai and Mr. Punit Dhillon are both independent directors of the Company.

The Governance and Nomination Committee is responsible for developing and monitoring the Corporation’s approach to corporate governance issues. The Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders.

In identifying possible nominees to the Board, the Governance and Nomination Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The Governance and Nomination Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions. The Governance and Nomination Committee meets at least annually.

Compensation Committee

Effective as of June 15, 2017, the Compensation Committee consists of three directors: Jim Heppell, Chairman of the Compensation Committee, Bob Sukhwinder Rai and Punit Dhillon. Mr. Heppell, Mr. Rai and Mr. Dhillon are considered to be independent within the meaning of NI 52-110.

The primary purpose of the Compensation Committee is to enable the Company to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of the Company.

Members of the Compensation Committee are appointed or reappointed at the meeting of the Board following each annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson (the “Compensation Committee Chairperson”). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee will meet as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of the Company. Compensation generally includes the three following components: base salary, annual bonus based on performance and grant of stock options. The Compensation Committee takes into account the North American context of its activities and increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

Other Board Committees

The Board has no committees, other than the Audit Committee, Governance and Nomination Committee and Compensation Committee.

Assessments

Due to the minimal size of the Company’s board of directors, no formal policy has been established to monitor effectiveness of the directors, the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Omnibus Incentive Plan

On May 31, 2018, the shareholders of the Company approved the Plan. Following approval of the Plan by the shareholders of the Company, the TSXV requested that the Company make Amendments to the Plan, as described under the heading “Director and Named Executive Officer Compensation – Omnibus Incentive Plan, Amended Plan”. On January 7, 2019, the Board approved the Amendments to the Plan (a copy of which is attached as Schedule "B" to this Circular), subject to shareholder approval. The rules and policies of the TSXV require annual shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer. In addition to this annual approval, shareholders of the Company will be asked to approve the Amendments which now form part of the Amended Plan. The Amended Plan is subject to approval by the TSXV. Shareholders are being asked to vote for or against the following resolution at the Meeting:

“WHEREAS the Board of Directors (the “Board”) of Emerald Health Therapeutics Inc. (the “Company”) approved on January 7, 2019 certain amendments (the "Amendments") to the Omnibus Incentive Plan (the “Amended Plan”) as requested by the TSX Venture Exchange;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.	the Amended Plan, as disclosed in the management information circular of the Company dated May 22, 2019, be and is hereby approved, ratified and confirmed;

2.	any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

Shareholders may vote FOR or AGAINST the above resolution. The Board has determined that the Amended Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote FOR the foregoing resolution approving the Amended Plan.

The resolution regarding the approval of the Amended Plan must be passed by the majority of the votes cast by shareholders present or represented by proxy who are entitled to vote at the Meeting.

General Matters

Management does not know of any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2018 a copy of which, together with the Management Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at Suite 210 – 800 West Pender Street, Vancouver, British Columbia, V6C 1J8, by telephone at 1-800-757-3536 or e-mail at invest@emerald.care.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 22nd day of May, 2019.

ON BEHALF OF THE BOARD

"Dr. Avtar Dhillon"

___________________________

Dr. Avtar Dhillon

President and Executive Chairman

SCHEDULE “A”

EMERALD HEALTH THERAPEUTICS, INC.
CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1       This charter sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Emerald Health Therapeutics, Inc. (the “Company”), annual evaluation and compliance with this charter.

1.2       The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1       The majority of the members of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Should the Company become listed on a stock exchange, each member of the Audit Committee will also satisfy the independence requirements of such exchange.

2.2       The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon listing on a senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52-110.

2.3       The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4       The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1       In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)       engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)       communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)        incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1       The duties and responsibilities of the Audit Committee include:

(a)        recommending to the Board the external auditor to be nominated by the Board;

(b)       recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)       reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)       overseeing the work of the external auditor;

(e)       ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)       ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)       ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)       reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)       reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)       reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)       reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)       reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)       reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)       satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)       overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)       reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)       reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)       satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)       resolving disputes between management and the external auditor regarding financial reporting;

(t)       establishing procedures for:

(i)       the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

(ii)     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u)        reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)       pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $10,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w)       overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)       conducting, on an annual basis, a review of the risks associated with the operation of the business of the Company addressing such matters as, without limitation, the following:

(i)        succession and human resource risks

(ii)       environmental risks,

(iii)       regulatory compliance risks,

(iv)       and any other major aspect of operations as would warrant a risk assessment.

(y) establishing procedures for:

(i)        reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)       reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)       obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)       reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)       reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)       Tax and financial reporting laws and regulations;

(B)       Legal withholding requirements;

(C)       Environmental protection laws and regulations; and

(D)       Other laws and regulations which expose directors to liability.

4.2       A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3       On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1       The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2       The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3       The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4       The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5       The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6       Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

5.7       The Audit Committee will meet either in person or by phone on an as needed basis, and in any event not less than a minimum of three times per year.

6.	REPORTS

6.1       The Audit Committee will report to the Board regarding the Audit Committee’s examinations and recommendations, and in respect of each meeting held. The report to the Board will be provided in the form of:

(a)       slides to be included in the slide deck being provided by management for the Board meeting;

(b)       a copy of the Minutes of the Audit Committee meeting in question; and

(c)       any recommendations of the Audit Committee to the Board.

6.2       The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1       The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.	ANNUAL PERFORMANCE EVALUATION

8.1       The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.

REPORT CARD OF THE AUDIT COMMITTEE

To: The Board of Directors of Emerald Health Therapeutics, Inc.

Date: [month] [day], 201X

The following is our report on actions taken against the requirements of the Audit Committee Charter.

The Audit Committee met in person or by phone ________ times during [year].

Task (see body of Policy for full details on task)	Action Taken (Y/N)
Recommending the external auditor to be nominated by the Board.
Recommending the compensation to be paid to the external auditor.
Review the external auditor’s annual audit plan, fee schedule and any related services proposals.
Oversee the work of the external auditor
Ensure that the external auditor is independent.
Ensure that the external auditor is in good standing with the Canadian Public Accountability Board.
Ensure that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit.
Review and discuss with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”).
Review and discuss with management and the external auditor major issues regarding accounting principles and financial statement presentation.
Review and discuss with management and the external auditor the external auditor’s written communications to the Audit Committee.
Review and discuss with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to release.
Review the external auditor’s report to the shareholders on the Company’s annual financial statements.

Recommend the approval of the annual financial statements and the external auditor’s report on those financial statements, quarterly unaudited financial statements and elated MD&A and press releases prior dissemination.
Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information.
Oversee the adequacy of the Company’s system of internal accounting controls.
Review with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting.
Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company.
Satisfy itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations.
Resolve disputes between management and the external auditor regarding financial reporting.
Establish procedures for complaints and anonymous submissions to be received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters.
Review the Company’s hiring policies with respect to current or former partners or employees of either the current or former auditor.
Pre-approve all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor.
Oversee compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.
Conduct a review of the risks associated with the operation of the business of the Company.

Establish procedures for:

•  reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

•  reviewing the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and addressing succession planning;

•  determining if the CEO and other senior management strive to create a culture of integrity throughout the Company;

•  reviewing fraud prevention policies and programs, and monitoring their implementation;

•  reviewing reports from management and others with respect to compliance with laws and regulations having a material impact on the financial statements.

Review and assess the adequacy of this Charter.

SCHEDULE "B"

EMERALD HEALTH THERAPEUTICS, INC.
AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

Emerald Health Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (the “Company”), hereby establishes and adopts the following Omnibus Incentive Plan (the “Plan”).

1.                  PURPOSE OF THE PLAN

1.1              Purpose. The purpose of the Plan is to assist the Company and its Affiliates in attracting and retaining individuals to serve as employees, directors, consultants or advisors who are expected to contribute to the Company's success and to achieve long-term objectives that will benefit the shareholders of the Company through the additional incentives inherent in the Awards hereunder.

1.2              Participation in the Plan.

(a)               The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(b)               Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Committee, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Company.

(c)               Unless otherwise determined by the Committee, the Company shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

2.                  DEFINITIONS

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

(a)               “Affiliate” shall have the meaning ascribed to such term in NI 45-106.

(b)               “Award” shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

(c)               “Award Agreement” shall mean any agreement, contract, certificate or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium, as amended.

(d)               “Black-Out Period” shall mean a period of time when pursuant to any policies of the Company (including the Company’s insider trading policy, if any), any securities of the Company may not be traded by certain Persons designated by the Company.

(e)               “Board” shall mean the board of directors of the Company.

(f)                “Cause” shall have the meaning set forth in the Award Agreement or other arrangement between a Participant and the Company, and if no such other definition shall exist, then “Cause” shall mean a Participant’s (i) repeated failure to satisfactorily perform his or her job duties, including but not limited to Participant’s refusal or failure to follow lawful and reasonable directions of the supervisor to whom Participant reports; (ii) commission of an act that materially injures the business of the Company or an Affiliate; (iii) commission of an act constituting dishonesty, fraud, or immoral or disreputable conduct; (iv) conviction of a felony, or conviction of any crime involving moral turpitude; (v) engaging or in any manner participating in any activity which is directly competitive with or injurious to the Company or an Affiliate, or which violates any material provisions of any written employment or similar agreement with the Company or an Affiliate; (vi) use or intentional appropriation for Participant’s personal use or benefit of any funds, information or properties of the Company or an Affiliate not authorized by the Company to be so used or appropriated; (vii) other conduct which may constitute cause for dismissal of employment pursuant to common law; (viii) in the case of a Participant who is a Director, failure to continue to meet the qualifications for acting as a director as set forth in the Business Corporations Act (British Columbia); (ix) removal as a Director by a resolution passed by the shareholders of the Company pursuant to the Business Corporations Act (British Columbia); or (x) removal as a Director by order of the British Columbia Registrar of Companies, British Columbia Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order. The determination that the termination is for Cause shall be made by the Board in its sole discretion. Notwithstanding the foregoing, neither this provision nor any other provision of the Plan is intended to, and they shall not be interpreted in a manner that limits or restricts a Participant from exercising any legally protected whistleblower rights.

(g)               “Change of Control” shall have the meaning set out in Section 12.4.

(h)               “Committee” shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder.

(i)                 “Consultant” shall mean an individual or Consultant Company, other than an Employee or a Director, that:

(A)             is engaged to provide on an ongoing bona fide basis consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution,

(B)              provides the services under a written contract between the Company or the Affiliate and the individual or a Consultant Company,

(C)              in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company, and

(D)             has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(j)                 “Consultant Company” shall mean, for an individual consultant, a company of which the individual consultant is an employee or shareholder.

(k)               “Director” shall mean a director of the Company or an Affiliate of the Company.

(l)                 “Disinterested Shareholder Approval” shall mean approval by a majority of the votes cast with respect to such approval by the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes required to be excluded in respect of the subject matter of such approval pursuant to applicable laws or Exchange Rules.

(m)             “Dividend Equivalent” shall have the meaning set out in Section 12.9.

(n)               “Eligible Person” shall mean a Person who is a Director, Employee or Consultant.

(o)               “Employee” shall mean:

(A)             an individual who is considered an employee of the Company or an Affiliate of the Company under the Income Tax Act (Canada) or other applicable tax laws,

(B)              an individual who works full-time for the Company or an Affiliate of the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work, as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source, or

(C)              an individual who works for the Company or an Affiliate of the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source.

(p)               “Exchange” shall mean the TSX Venture Exchange or, if the Shares are no longer listed for trading on the TSX Venture Exchange, such other primary exchange or quotation system on which the Shares are listed or quoted for trading.

(q)               “Exchange Rules” shall mean the rules and policies of the Exchange, as amended from time to time.

(r)                “Fair Market Value” shall mean, with respect to Shares as of any date, (i) the closing price of the Shares as reported on the Exchange on such date or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (ii) if the Shares are not listed on any Canadian or U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final sale price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are neither listed on a Canadian or U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(s)                “Grandfathered Person” shall mean any Person who, as of May 8, 2017, held not less than 40% of the issued and outstanding Shares on a undiluted basis, provided that such Person shall cease to be a Grandfathered Person if at any time such Person holds less than 20% of the issued and outstanding Shares on an undiluted basis.

(t)                 “Incentive Stock Option” shall mean an Option which when granted is intended to qualify as an incentive stock option for the purposes of Section 422 of the U.S. Tax Code.

(u)               “Incumbent Board” shall have the meaning set out in Section 11.3(a)(iv).

(v)               “insider” shall have the meaning ascribed to such term in the Securities Act.

(w)             “Investor Relations Activities” shall have the meaning ascribed to such term in the Securities Act.

(x)               “Management Company Employee” shall mean an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person providing Investor Relations Activities to the Company.

(y)               “NI 45-106” shall mean National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators, as the same may be amended or replaced from time to time.

(z)               “Option” shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine, as set out in the applicable Award Agreement.

(aa)            “Other Share-Based Awards” shall have meaning set out in Section 8.1.

(bb)           “Participant” shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

(cc)            “Performance Award” shall mean any Award of Performance Cash, Performance Shares, or Performance Units granted pursuant to Article 9.

(dd)           “Performance Cash” shall mean any cash incentives granted pursuant to Article 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish, as set out in the applicable Award Agreement.

(ee)            “Performance Period” shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured, as set out in the applicable Award Agreement.

(ff)              “Performance Share” shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish, as set out in the applicable Award Agreement.

(gg)           “Performance Unit” shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish, as set out in the applicable Award Agreement.

(hh)           “Permitted Assignee” shall have the meaning set out in Section 12.3.

(ii)              “Person” shall mean any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

(jj)              “Prior Plan” shall mean the Company’s Stock Option Plan dated May 14, 2015.

(kk)           “Restricted Share” shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate, all as set out in the applicable Award Agreement.

(ll)              “Restricted Share Unit” means an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate, all as set out in the applicable Award Agreement.

(mm)      “SEC” shall mean the Securities and Exchange Commission.

(nn)           “Securities Act” means the Securities Act of 1933, as amended.

(oo)           “Shares” shall mean the common shares of the Company.

(pp)           “Stock Appreciation Right” shall mean a right granted to a Participant pursuant to Article 6.

(qq)           “Subsidiary” shall mean any corporation which is a subsidiary, as such term is defined in Subsection 1(1) of the Securities Act.

(rr)              “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(ss)             “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

(tt)              “Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be an Employee, Director or Consultant of the Company or an Affiliate and (ii) in the event of the termination of the Participant’s employment, or position as Director or Consultant the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or an Affiliate, as the case may be.

(uu)           “U.S. Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

(vv)           “U.S. Participant” means a Participant who is a resident of the United States and is otherwise subject to the U.S. Tax Code.

(ww)       “U.S. Securities Act” shall mean the United States Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof;

(xx)           “U.S. Tax Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(yy)           “Vesting Period” shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable, as set out in the applicable Award Agreement.

2.2              Interpretation.

(a)               Whenever the Committee is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Committee.

(b)               The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(c)               In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(d)               The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(e)               Unless otherwise specified in the Award Agreement, all references to money amounts are to Canadian currency.

(f)                For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.

(g)               If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

3.                  SHARES SUBJECT TO THE PLAN

3.1              Number of Shares.

(a)               As of the effective date of the Plan, and subject to adjustment as provided in Section 12.2, the maximum number of Shares issuable upon the exercise or redemption and settlement of all Awards granted under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not exceed 10% of the issued and outstanding Shares of the Company at the time of granting of the Award. Additionally, the Company shall not:

(i)                 grant Restricted Share Units exercisable into more than 1,000,000 Shares;

(ii)               grant Performance Awards exercisable into more than 500,000 Performance Shares;

(iii)             grant Other Share-Based Awards exercisable into more than 500,000 Shares;

(iv)             grant Stock Appreciation Rights which may be settled in more than 500,000 Shares;

(v)               grant Options:

(A)             to any one Person in any 12 month period which could, when exercised, result in the issuance of Shares to such Person exceeding 5% of the issued and outstanding Shares of the Company unless the Company has obtained the requisite Disinterested Shareholder Approval to the grant;

(B)              to any one Consultant in any 12 month period which could, when exercised, result in the issuance of Shares to such Person exceeding 2% of the issued and outstanding Shares of the Company;

(C)              in any 12 month period, to Persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Shares to such Person exceeding, in aggregate, 2% of the issued and outstanding Shares of the Company;

(vi)             grant Restricted Share Units, Performance Awards and/or Other Share-Based Awards to any one Person at any one time which could, when exercised, result in the issuance of Shares to such Person exceeding 1% of the issued and outstanding Shares of the Company; and

(vii)          grant Restricted Share Units, Performance Awards and/or Other Share-Based Awards to any one Person in any 12 month period which could, when exercised, result in the issuance of Shares to such Person exceeding 2% of the issued and outstanding Shares of the Company.

(b)               The limitations set out in Sections 3.1(a)(i) to 3.1(a)(iv) only apply to Awards which can be settled in Shares and not Awards which may be settled in cash only.

(c)               If any Award expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Award expired or terminated shall again be available for the purposes of the Plan.

(d)               Awards may not be granted unless and until the Awards have been allocated to specific Persons, and then, once allocated, a minimum Fair Market Value can be established.

(e)               No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of all Awards.

3.2. Character of Shares. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4.                  ELIGIBILITY AND ADMINISTRATION

4.1              Eligibility. Awards other than Incentive Stock Options may be granted to Eligible Persons provided, however, nonstatutory stock options and Stock Appreciation Rights may not be granted to U.S. Participants who are providing service only to any “parent” of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless the Shares underlying such Awards are treated as “service recipient stock” under Section 409A of the U.S. Tax Code because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards comply with the distribution requirements of Section 409A of the U.S. Tax Code. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the U.S. Tax Code) who would also qualify as a U.S. Participants. For Incentive Stock Options granted to Employees, Consultants or Management Company Employees, the Company and the holder of such Incentive Stock Option are responsible for ensuring and confirming that such person is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

4.2              Administration.

(a)               The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended, or vesting terms or other restrictions waived or accelerated; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will have Dividend Equivalents; (xii) amend the terms of any Award Agreement, subject to and in accordance with Section 12.2; (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b)               Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Affiliate. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the full Board.

(c)               To the extent not inconsistent with applicable law or the Exchange Rules, the Committee may authorize one or more executive officers to do one or more of the following with respect to Employees who are not directors or executive officers of the Company (A) designate Employees to be recipients of Awards, (B) determine the number of Shares subject to such Awards to be received by such Employees and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.

5.                  OPTIONS

5.1              Grant. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2              Award Agreements. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time. For greater certainty, Award Agreements evidencing Options issued to Consultants performing Investor Relations Activities will be required to specify that such Options vest in stages over at least 12 months with no more than 1/4 of the Options vesting in any three month period.

5.3              Exercise Price. Other than in connection with Substitute Awards, the exercise price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate, the exercise price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company’s shareholders including Disinterested Shareholder Approval, if required, (a) lower the exercise price per Share of an Option after it is granted, (b) cancel an Option when the exercise price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3), or (c) take any other action with respect to an Option that would be treated as a repricing under the Exchange Rules.

5.4              Option Term. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability; provided, however, that the term of the Option shall not exceed five years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns common shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option) (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by the holder of such Option due to a Black-Out Period or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

5.5              Exercise of Options.

(a)               The Award Agreement shall specify when Options vest and become exercisable. Vested Options granted under the Plan shall be exercised by the Participant (or by a Permitted Assignee thereof or the Participant’s executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b)               Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds). The notice of exercise, accompanied by such payment and any additional payment required by Section 13.2, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

5.6              Form of Settlement. In its sole discretion, the Committee may, at the time of the grant of an Option, provide that the Shares to be issued upon an Option’s exercise shall be in the form of Restricted Share or other similar securities.

5.7              Incentive Stock Options. The Committee may grant Incentive Stock Options to any Employee, subject to the requirements of Section 422 of the U.S. Tax Code. To the extent that options designated as Incentive Stock Options (granted under all stock option plans of the Company or any Affiliate) become exercisable by a Participant for the first time during any calendar year for shares having a Fair Market Value greater than US$100,000 or otherwise does not comply with all the requirements to be treated as Incentive Stock Options, the portion of such options which exceeds such amount or do not meet such additional requirements shall be treated as nonstatutory stock options notwithstanding any contrary provisions in the Award Agreement or any other agreement with the Participant, and by accepting any Option grant under the Plan, the Participant thereby expressly acknowledges such restriction. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Shares shall be determined as of the time the option with respect to such Shares is granted. If the U.S. Tax Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the U.S. Tax Code. If an Option is treated as an Incentive Stock Option in part and as a nonstatutory stock option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise, Shares issued pursuant to each such portion shall be separately identified.

6.                  STOCK APPRECIATION RIGHTS

6.1              Grant. The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2              Terms and Conditions. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee as of the date of grant, including the following:

(a)               When Stock Appreciation Rights vest and become exercisable.

(b)               Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive from the Company an amount equal to the excess of (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(c)               The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(d)               The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(e)               The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, and (ii) have a term not greater than 10 years. Notwithstanding clause (ii) of the preceding sentence, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the Black-Out Policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Stock Appreciation Right shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

(f)                An Award Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes (subject to Section 13.2); any fractional Share shall be settled in cash.

(g)               Without the approval of the Company’s shareholders, including Disinterested Shareholder Approval if required, other than pursuant to Section 12.2, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change of Control as defined in Section 11.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Exchange.

7.                  RESTRICTED SHARE AND RESTRICTED SHARE UNITS

7.1              Grants. Awards of Restricted Share and of Restricted Share Units may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan (a “Restricted Share Award” or “Restricted Share Unit Award” respectively), and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and the Exchange Rules. The Award Agreement shall specify the Vesting Period for the Restricted Share or Restricted Share Units.

7.2              Award Agreements. The terms of any Restricted Share Award or Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Share Awards and Restricted Share Unit Awards need not be the same with respect to each Participant.

7.3              Rights of Holders of Restricted Share and Restricted Share Units. Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Share Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Section. A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award, and the Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate.

7.4              Issuance of Shares. Any Restricted Share granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Any such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Share.

8.                  OTHER SHARE-BASED AWARDS

8.1              Grants. Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property (“Other Share-Based Awards”), including deferred share units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation.

8.2              Award Agreements. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Other Share-Based Awards may be subject to vesting restrictions during the Vesting Period as specified by the Committee.

8.3              Payment. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject, in the case of a U.S. Participant, to the requirements of Section 409A of the U.S. Tax Code.

8.4              Deferral of Director Fees; Other Director Awards. Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units (or any other Award, subject to the discretion of the Board) in lieu of all or a portion of their annual compensation, if any. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units (or any other Award, subject to the discretion of the Board) in lieu of all or a portion of their annual and committee compensation, if any, and annual meeting fees, if any, provided that, in the case of a U.S. Participant, such election is made in accordance with the requirements of Section 409A of the U.S. Tax Code, as applicable. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

9.                  PERFORMANCE AWARDS

9.1              Grants. Performance Awards, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon such criteria as determined by the Committee in its discretion.

9.2              Award Agreements. The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents. The terms of Performance Awards need not be the same with respect to each Participant.

9.3              Terms and Conditions. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4              Payment. Except as provided in Article 10, as provided by the Committee or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to, in the case of a U.S. Participant, the requirements of Section 409A of the U.S. Tax Code.

10.              CEASING TO BE AN EMPLOYEE, DIRECTOR OR CONSULTANT

10.1          Upon a Participant ceasing to be an Eligible Person then, subject to Section 11 and subject to the terms of any applicable Award Agreement:

(a)               for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(b)               as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause (except in the case of a Participant engaged primarily to provide Investor Relations Activities), (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(c)               as a result of his or her resignation from the Company or an Affiliate, (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(d)               by reason of retirement or permanent disability, (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(e)               by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Award (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant’s death or prior to the expiration of the original term of the Award whichever occurs earlier;

(f)                by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(g)               if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 30 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

11.              CHANGE IN CONTROL PROVISIONS

11.1          Impact of Change of Control. The following provisions will apply to Awards in the event of a Change of Control unless otherwise provided in an Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change of Control, then, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(a)               arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Award or to substitute a similar award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Change of Control);

(b)               arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(c)               accelerate the vesting, subject to Exchange approval, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change of Control as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Change of Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change of Control in accordance with the exercise procedures determined by the Board (in all cases with such acceleration of vesting and exercisability still contingent upon the closing or completion of the Change of Control as provided above, and with any such acceleration of vesting and/or exercise to be unwound if the Change of Control does not actually occur);

(d)               arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(e)               cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(f)                cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board, equal to the excess, if any, of (i), the per share amount (or value of property per share) payable to holders of common shares in connection with the Change of Control, over (ii) the per share exercise price under the applicable Award, multiplied by the number of Shares subject to the Award. For clarity, this payment may be $0 if the amount per share (or value of property per share) payable to the holders of the Shares is equal to or less than the per share exercise price of the Award. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares.

(g)               The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants.

11.2          Appointment of Shareholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change of Control involving the Company, including, without limitation, a provision for the appointment of a shareholder representative that is authorized to act on the Participant’s behalf with respect to any escrow or other contingent consideration.

11.3          Change of Control.

(a)               Unless otherwise provided in an Award Agreement, “Change of Control” means the occurrence of any one of the following events (provided, however, that any definition of Change of Control in an Award Agreement may not provide that a Change of Control will occur prior to consummation or effectiveness of a change in control of the Company and may not provide that a Change of Control will occur upon the announcement, commencement, shareholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change in control of the Company):

(i)                 an acquisition by a Person, or one or more Persons acting jointly or in concert, of the beneficial ownership of securities of the Company resulting in such Person or Persons holding securities representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation, plan of arrangement, amalgamation or similar transaction. Notwithstanding the foregoing, a Change of Control shall not be deemed to occur solely because the level of ownership held by a person, entity or group exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, a person, entity or group becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by such person, entity or group over the designated percentage threshold, then a Change of Control shall be deemed to occur;

(ii)              there is consummated a merger, consolidation, plan of arrangement, amalgamation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation, plan of arrangement, amalgamation or similar transaction, the shareholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction or more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction;

(iii)            there is consummated a sale or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)             individuals who, on the effective date of the Plan, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

(b)               Notwithstanding Section 11.3(a)(i), a Change of Control will not be deemed to occur upon the acquisition by a Grandfathered Person of the beneficial ownership of securities of the Company resulting in such Grandfathered Person holding securities representing more than 50% of the combined voting power of the Company’s then outstanding securities except in the case of an acquisition of the beneficial ownership of securities to which the formal take-over bid requirements of National Instrument 62-104 Take-Over Bids and Issuer Bids apply.

12.              GENERALLY APPLICABLE PROVISIONS

12.1            Approvals Required for Plan. Prior to its implementation by the Company, the Plan is subject to approval by the Exchange and thereafter the Plan must be approved by shareholders and the Exchange on an annual basis.

12.2            Amendment and Termination of the Plan.

(a)               The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(i)                 not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(ii)              be in compliance with applicable law; and

(iii)            be subject to shareholder approval including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:

(A)             any amendment to the vesting provisions, if applicable, or assignability provisions of any Award;

(B)              any amendment regarding the effect of termination of a Participant’s employment or engagement;

(C)              any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(D)             any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(E)              any amendment regarding the administration of the Plan;

(F)              any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(G)             any other amendment that does not require the approval of the shareholders of the Company under Section 12(b).

(b)               Notwithstanding Section 12(a), the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required by the Exchange Rules, to make the following amendments:

(i)                 any increase to the maximum number of Shares issuable under the Plan, or to the percentage set out in Section 3.1(a) except in the event of an adjustment pursuant to Article 12.2;

(ii)              except in the case of an adjustment pursuant to Section 12.2, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(iii)            any amendment which extends the expiry date of any Award, except in accordance with Section 5.4 or 6.2;

(iv)             any amendment which increases the maximum number of Restricted Share Units, Performance Awards, Stock Appreciation Rights or Other Share-Based Awards which may be granted as set out in Section 3.1(a);

(v)               any amendment that would permit an Award to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 12.3; and

(vi)             any amendment to the amendment provisions of the Plan; or

(vii)          any other amendment required to be approved by shareholders under applicable law or under the Exchange Rules.

12.3          Adjustments. In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the maximum number of Shares that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.4          Transferability of Awards. Except as specifically provided in an Award Agreement approved by the Committee, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (other than an Option) without consideration (each transferee thereof, a “Permitted Assignee”) (i) to a trust which the Participant is a beneficiary of; (ii) to a holding entity (as such term is defined in NI 45-106 of such Participant); or (iii) to an RRSP, RRIF or TFSA of such Participant; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company’s transfer agent in effectuating any such permitted transfer. No Award granted hereunder may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

12.5          Termination of Employment or Services. The date of termination of a Participant’s employment or services will be determined by the Committee, which determination will be final.

12.6          Grant of Awards. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

12.7          Conformity to Plan. In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

12.8          Rights as a Shareholder. Subject to Section 7.4, neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

12.9          Deferral. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred.

12.10      Dividend Equivalents. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property dividends on Shares (“Dividend Equivalents”) with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested or accumulated and credited to a bookkeeping account, but in any event shall be subject to the same restrictions and risk of forfeiture as the underlying Award and shall not be paid unless and until the underlying Award is vested.

12.11      Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

13.              MISCELLANEOUS

13.1          Award Agreements. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2          Tax Withholding.

(a)               Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Committee determines, including by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 13.2 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, (ii) requiring that the Participant remit, at or before the exercise of such Award, payment in cash of an amount equal to such withholding obligation in respect of such exercise; or (iii) any other mechanism as may be required or determined by the Company as appropriate.

(b)               Notwithstanding Section 13.2(a), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

13.3          Right of Discharge Reserved; Claims to Awards. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Affiliate or affect any right that the Company or any Affiliate may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4          Substitute Awards. Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5          Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement or any policy adopted by the Company, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation stock exchange listing requirement or policy. Without limiting the generality of the foregoing, the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Committee may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or Exchange Rules, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Committee, and to cause any and all Permitted Transferees of the Participant to cooperate fully with the Committee, to effectuate any forfeiture or disgorgement required hereunder. Neither the Committee nor the Company nor any other person, other than the Participant and his or her Permitted Transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her Permitted Transferees, if any, that may arise in connection with this Section 13.5.

13.6          Securities Law Compliance.

(a)               The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Award, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the Exchange Rules and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(b)               The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(c)               If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

13.7          Nature of Payments. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Affiliate, division or business unit of the Company or an Affiliate. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Affiliate except as may be determined by the Committee or by the Board or board of directors of the applicable Affiliate (or as may be required by the terms of such plan).

13.8          Listing of Shares. So long as the Shares are listed on the Exchange, the Company must apply to the Exchange for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on the Exchange.

13.9          Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.10      Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.11      Governing Law. The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

13.12      Effective Date of Plan; Termination of Plan. The Plan shall be effective on the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time until the Plan is terminated by the Board, on which date the Plan will expire except as to Awards then outstanding under the Plan; provided, however, in no event may an Incentive Stock Option be granted more than ten years after the earlier of (i) the date of the adoption of the Plan by the Board or (ii) the effective date of the Plan as provided in the first sentence of this Section. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.13      Termination of Prior Plan. Upon approval of the Plan by the directors of the Company, the Prior Plan will immediately terminate, no new options will be granted under the Prior Plan and any options issued and outstanding under the Prior Plan will continue to be governed by the terms of the Prior Plan. If the shareholders of the Company do not approve the Plan at a meeting of the shareholders of the Company, the Prior Plan will be deemed not to have been terminated and all Options issued thereunder will remain subject to the terms thereof.

13.14      No Restriction on Corporate Actions. The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, arrangement, combination, merger or consolidation involving the Company or to create, issue, redeem or repurchase any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

13.15      Foreign Employees and Consultants. Awards may be granted to Participants who are foreign nationals or employed or providing services outside Canada, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in Canada as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.16      Compliance with Section 409A of the U.S. Tax Code.

(a)               This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the U.S. Tax Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the U.S. Tax Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the U.S. Tax Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the U.S. Tax Code shall be amended to comply with Section 409A of the U.S. Tax Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the U.S. Tax Code.

(b)               Should any payments made in accordance with the Plan to a “specified employee” (as defined under Section 409A of the U.S. Tax Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant’s “separation from service” (as defined under Section 409A of the U.S. Tax Code), that are not exempt from Section 409A of the U.S. Tax Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six months after the Participant’s separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the U.S. Tax Code, will be paid in a lump sum on the earlier of the date that is six months and one day after the Participant’s date of separation from service or the date of the Participant’s death. For purposes of Section 409A of the U.S. Tax Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments.

13.17      No Obligation to Notify or Minimize Taxes; No Liability for Taxes. The Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising any Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its officers, Directors, Employees, Affiliates, agents or advisors related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, if applicable, each Participant acknowledges any Option or Stock Appreciation Right granted under the Plan is exempt from Section 409A of the U.S. Tax Code only if the exercise or strike price per share is at least equal to the per share “fair market value” of the Shares on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or Stock Appreciation Right granted under the Plan, each Participant agrees not make any claim against the Company, or any of its officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Shares on the date of grant as subsequently determined by the Internal Revenue Service.

13.18      No Registration Rights; No Right to Settle in Cash. The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.19      Participant Information. Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer the Plan. Each Participant acknowledges that information required by the Company in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties including the Exchange, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant’s behalf.

13.20      Indemnity. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, that in relation to the subject matter of the proceeding the indemnitee acted honestly and in good faith with a view to the best interests of the Company or the Affiliate, as applicable, and in the case of a proceeding other than a civil proceeding, the indemnitee had reasonable grounds for believing that his conduct in respect of which the proceeding was brought was lawful and, further provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to applicable law or the Company’s Articles, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.21      Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee or Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

13.22      Headings. The headings in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.